UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 3, 2026, Alpha Compute Corp (the “Company”) announced a reverse split of its ordinary shares on a 1-for-50 basis (the "Reverse Share Split"). The previous announcement indicated that the effective date of the Reverse Share Split would be September 8, 2026. However, the effective date has now been changed from September 8 to September 9, and the Company's ordinary shares will begin trading on a post-split basis on September 9, 2026.

As a result of the Reverse Share Split, every fifty (50) issued ordinary shares of the Company will be automatically combined into one (1) issued ordinary share, with fractional shares of 0.5 or higher rounded up to the nearest whole share, and without any action required on the part of the shareholders. Following the Reverse Share Split, the total number of issued and outstanding ordinary shares will be reduced from 77,492,393 to approximately 1,549,848 shares. The Company's ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “ALP,” under a new CUSIP number – G7185A144. The Reverse Share Split is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain compliance with Nasdaq continued listing requirements.

No fractional shares will be issued as a result of the Reverse Share Split. Any fractional shares of 0.5 or higher will be rounded up to the nearest whole share. Fractions less than 0.5 will be cancelled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer